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2/12/14

14045016

SECUR[...]SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36959

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cooper Malone McClain, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7701 E Kellogg, Ste 700
(No. and Street)

Wichita (City) KS (State) 67207 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John K Cooper (316) 685-5777
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Allen Gibbs & Houlik, L.C.
(Name – *if individual, state last, first, middle name*)

301 N. Main, Suite 1700 (Address) Wichita (City) KS (State) 67202 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 06 2014
REGISTRATIONS BRANCH
16

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

CD
2/12/14

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John K Cooper, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cooper Malone McClain, Inc, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AMANDA L CARBON
Notary Public, State of Kansas
My Appointment Expires 6/22/14

Signature

President
Title

Amanda Carbon
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Allen, Gibbs & Houlik, L.C.
CPAs & Advisors

COOPER MALONE MCCLAIN, INC.

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2013 AND 2012

WITH

INDEPENDENT AUDITOR'S REPORT

COOPER MALONE MCCLAIN, INC.

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2013 AND 2012

WITH

INDEPENDENT AUDITOR'S REPORT

COOPER MALONE MCCLAIN, INC.

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

Years Ended December 31, 2013 and 2012

TABLE OF CONTENTS

Allen, Gibbs & Houlik, L.C.
CPAs & Advisors

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Cooper Malone McClain, Inc.
Wichita, Kansas

Report on the Financial Statements

We have audited the statements of financial condition of Cooper Malone McClain, Inc. (Company) as of December 31, 2013 and 2012, and the related statements of operations, stockholders' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cooper Malone McClain, Inc. at December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1 and 2 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules 1 and 2 is fairly stated in all material respects in relation to the financial statements as a whole.

Allen, Gibbs & Houlik, L.C.
CERTIFIED PUBLIC ACCOUNTANTS

January 29, 2014
Wichita, KS

COOPER MALONE MCCLAIN, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2013 and 2012

ASSETS

	2013	2012
Cash	**$ 30,588**	$ 19,058
Deposit with clearing organization	**228,784**	213,037
Receivables:		
Commissions and interest	**1,973**	29,956
Employees and stockholders	**9,811**	10,427
Securities owned		
Investment inventory, at market; cost $27,951 and $137,030, respectively	**27,407**	136,869
Company investments, at market; cost $917,737 and $914,789, respectively	**714,346**	704,186
Furniture and equipment, net of accumulated depreciation of $75,964 and $81,282	**10,044**	8,298
Other assets:		
Cash surrender value of life insurance	**720,603**	667,647
Other	**20,471**	20,974
Total assets	**$ 1,764,027**	$ 1,810,452

LIABILITIES AND STOCKHOLDERS' EQUITY

	2013	2012
Liabilities:		
Note and margin payable, clearing organization	**$ 385,943**	$ 541,204
Payables:		
Clearing organization	**2,275**	6,570
Other liabilities	**35,636**	32,710
Total liabilities	**423,854**	580,484
Stockholders' equity:		
Common stock , par value $1 per share; authorized 1,000,000 shares, issued and outstanding 100,000 shares	**100,000**	100,000
Additional paid-in capital	**350,157**	350,157
Retained earnings	**890,016**	779,811
Total stockholders' equity	**1,340,173**	1,229,968
	$ 1,764,027	$ 1,810,452

The accompanying notes are an integral part of these financial statements.

COOPER MALONE MCCLAIN, INC.

STATEMENTS OF OPERATIONS

Years Ended December 31, 2013 and 2012

	2013	2012
Revenues:		
Trading commission income	$ **490,052**	$ 403,536
Net trading profit	**250,736**	145,250
Interest income	**36,738**	25,875
Underwriting profits	**382,612**	568,857
Fiscal advisory fees	**38,340**	97,144
Other	**115,679**	121,127
Unrealized gain, securities owned	**6,828**	25,321
	1,320,985	1,387,110
Expenses:		
Salaries and commissions	**769,535**	815,488
General and administrative	**417,286**	444,297
Interest	**23,959**	15,918
	1,210,780	1,275,703
Net income	$ **110,205**	$ 111,407

The accompanying notes are an integral part of these financial statements.

COOPER MALONE MCCLAIN, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended December 31, 2013 and 2012

	Common Stock				
	Number of Shares	Amount	Additional Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2011	100,000	$ 100,000	$ 350,157	$ 668,404	$ 1,118,561
Net income				111,407	111,407
Balance, December 31, 2012	100,000	100,000	350,157	779,811	1,229,968
Net income				**110,205**	**110,205**
Balance, December 31, 2013	**100,000**	**$ 100,000**	**$ 350,157**	**$ 890,016**	**$ 1,340,173**

The accompanying notes are an integral part of these financial statements.

COOPER MALONE MCCLAIN, INC.

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2013 and 2012

	2013	2012
Cash flows from operating activities:		
Net income	**$ 110,205**	$ 111,407
Adjustments to reconcile net income to net cash flow from operating activities:		
Depreciation and amortization	**3,303**	3,471
Gain on sale of furniture and equipment	**(40)**	--
Unrealized loss on securities	**545**	160
Net change in cash surrender value of life insurance	**(52,956)**	(52,345)
Changes in operating assets and liabilities:		
Deposit with clearing organization	**(15,747)**	31,802
Receivables	**28,599**	(23,955)
Securities owned	**98,757**	(284,810)
Other assets	**503**	(1,119)
Payables:		
Clearing organization	**(4,295)**	(1,860)
Other liabilities	**2,926**	8,372
Net cash flow from operating activities	**171,800**	(208,877)
Cash flows from investing activities:		
Purchase of furniture and equipment	**(5,229)**	(1,025)
Proceeds on sale of furniture and equipment	**220**	--
Net cash flow from investing activities	**(5,009)**	(1,025)
Cash flows from financing activities:		
Net (payments) receipts on note and margin payable, clearing organization	**(155,261)**	172,060
Net cash flow from financing activities	**(155,261)**	172,060
Change in cash and cash equivalents	**11,530**	(37,842)
Cash and cash equivalents, beginning of year	**19,058**	56,900
Cash and cash equivalents, end of year	**$ 30,588**	$ 19,058

The accompanying notes are an integral part of these financial statements.

1. BUSINESS OPERATIONS

Cooper Malone McClain, Inc. (Company) is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company is also a member of the Municipal Securities Rulemaking Board (MSRB), which makes rules regulating dealers who deal in municipal bonds, municipal notes, and other municipal securities.

The Company primarily offers investment banking services, which include services related to originating, underwriting, and distributing initial issues of securities, primarily in the state of Kansas. Additionally, the Company also purchases and sells securities in the secondary market.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition – Securities transactions, including trading commission income, net trading gains/losses (included in net trading profit), and unrealized gains and losses are recorded on the trade date. Fiscal fees and applicable expenses are recognized when all services are rendered and closing of the bond issue is assured. Interest income is recognized when earned.

Cash Equivalents – For purposes of reporting cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less at date of purchase to be cash equivalents.

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Receivables – Commissions and interest receivable are for securities transactions that have reached their settlement date and have not been deposited by the clearing organization into the Company's account. Employees and stockholders receivables consist of amounts due from related parties.

Securities Owned – Securities owned are classified as investment inventory or company investments, with unrealized gains and losses included in earnings and realized gains and losses computed using the specific identification method. They are carried at fair market value. Securities classified as investment inventory are those held by the Company to be sold to its customers. Securities classified as company investments are those held by the Company for income and capital appreciation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Furniture and Equipment – Furniture and equipment are carried at cost. Depreciation is computed using the straight-line method. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to income as incurred, whereas significant renewals and betterments are capitalized. Deduction is made for retirements resulting from the renewals or betterments.

Income Taxes – The Company has elected to be taxed as a small business corporation under Subchapter S of the Internal Revenue Code. Under such provisions, the stockholders are taxed individually on their respective share of the Company's taxable income. The Company generally does not incur income taxes at the company level. As such, there is no tax provision recognized in the financial statements. It is customary for S corporations to make stockholder distributions to be used by stockholders to pay quarterly estimated taxes and annual year-end tax amounts. Such distributions are treated as a reduction of equity when paid.

The Company recognizes the financial statement effects of a tax position only when it believes it can more likely than not sustain the position upon an examination by the relevant tax authority. Tax years that remain subject to examination in the Company's major tax jurisdictions (Federal and State of Kansas) include fiscal years ending in 2010, 2011, 2012, and 2013.

Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect: (1) the reported amounts of assets and liabilities, (2) disclosures such as contingencies, and (3) the reported amounts of revenues and expenses included in such financial statements. Actual results could differ from those estimates.

Cash Surrender Value of Life Insurance – Cash surrender values are determined by the underwriting insurance company's valuation models and represent the guaranteed value the Company would receive upon surrender of the policies as of December 31, 2013 and 2012. These policies are held on the Company's founders.

Reclassifications – Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation.

Subsequent Events – Subsequent events have been evaluated through January 29, 2014, which is the date the financial statements were available to be issued.

3. DEPOSIT WITH CLEARING ORGANIZATION

The Company is required to maintain a deposit with its clearing organization equal to the greater of $30,000 or various percentages of securities owned. There were deposits of $228,784 and $213,037 at December 31, 2013 and 2012, respectively.

4. SECURITIES OWNED

Securities owned at December 31, 2013 and 2012, consist of investment inventory and Company investments at fair values, as follows:

	2013	2012
Investment inventory:		
Corporate bonds	$ 2,094	$ 2,000
Municipal bonds	25,313	134,869
	$ 27,407	$ 136,869
Company investments:		
Equity securities	$ 714,346	$ 704,186

Substantially all the municipal bonds pertain to Kansas issues.

5. FURNITURE AND EQUIPMENT

Furniture and equipment consist of the following:

	December 31		Estimated
	2013	2012	Useful Lives
Office furniture and fixtures	$ 71,428	$ 72,162	6 to 10 years
Computer equipment and software	14,580	17,418	3 to 6 years
	$ 86,008	$ 89,580	

Depreciation expense charged to income was $3,303 and $3,471 in 2013 and 2012, respectively.

6. LEASES

The Company leases office space (through May 2014) and equipment (through July 2017) under long-term lease agreements that are classified as operating leases. The following is a schedule of future minimum lease payments for operating leases (with initial or remaining terms in excess of one year) as of December 31, 2013:

Year Ending December 31,	
2014	$ 26,995
2015	3,745
2016	3,745
2017	2,184
2018	--
Thereafter	--

Rental expense for all operating leases was $59,539 and $59,454 in 2013 and 2012, respectively.

7. NOTE AND MARGIN PAYABLE, CLEARING ORGANIZATION

The Company's municipal and corporate bond inventory is financed through Southwest Securities, the Company's clearing organization. Amounts payable on this note were $385,943 and $541,204 at December 31, 2013 and 2012, respectively. The note is secured by municipal bonds as well as equity securities with a market value of $741,753 and $841,055 at December 31, 2013 and 2012, respectively, and is due as the respective secured inventory is sold.

Interest expense is calculated daily on the inventory settlement date balance at the margin base rate (4.59% at December 31, 2013). Interest paid for 2013 and 2012 was $23,959 and $15,918, respectively.

8. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) plan covering substantially all employees. Participants may contribute from 1% to 15% of their compensation on a pre-tax basis. The Company contributes safe harbor contributions each pay period. The Company contributed $27,361 and $29,413, during the years ended December 31, 2013 and 2012, respectively.

9. FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value measurements apply to all assets and liabilities that are being measured and reported on a fair value basis. This requires disclosure that establishes a framework for measuring fair value in GAAP, and expands disclosure about fair value measurements. This enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 Inputs – Quoted prices in active markets for identical assets of liabilities. This includes securities owned consisting of corporate bonds, municipal bonds and equity securities.

Level 2 Inputs – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices for similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets of liabilities.

Level 3 Inputs – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

<u>Securities Owned</u> – These instruments are valued in an active market (Level 1) unless required to be discounted based on regulatory requirements (Level 3).

9. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

The following table sets forth the Company's financial assets and liabilities by level within the fair value hierarchy that were measured at fair value on a recurring basis.

	Fair Value Measurements Using			
	Level 1	Level 2	Level 3	Fair Value
Assets as of December 31, 2013:				
Securities owned	$ 741,753	$ --	$ --	$ 741,753
Assets as of December 31, 2012:				
Securities owned	$ 841,055	$ --	$ --	$ 841,055

10. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company had net capital and net capital requirements of $1,180,667 and $100,000, respectively. The Company's aggregate indebtedness to net capital ratio was .03 to 1. At December 31, 2012, the Company had net capital and net capital requirements of $1,059,733 and $100,000, respectively. The Company's aggregate indebtedness to net capital ratio was .04 to 1.

11. OFF-BALANCE SHEET RISK

The Company's commission revenue includes amounts resulting from customer transactions introduced through its clearing broker. The clearing broker assumes the responsibility for execution, clearance, collection, and delivery, including all recordkeeping requirements, in relation to the Company's customers' transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that such customers may be unable to fulfill their contractual commitments wherein the clearing broker may charge any losses incurred to the Company. The Company has in place controls to minimize this risk through monitoring credit worthiness of its customers and monitoring the proper execution of transactions by the clearing broker.

SUPPLEMENTARY INFORMATION

COOPER MALONE MCCLAIN, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 1

December 31, 2013 and 2012

	2013	2012
Aggregate indebtedness:		
Payable:		
Clearing organization	$ 2,275	$ 6,570
Other liabilities	35,636	32,710
Total aggregate indebtedness	$ 37,911	$ 39,280
Net capital:		
Credit items:		
Common stock	$ 100,000	$ 100,000
Additional paid-in capital	350,157	350,157
Retained earnings	890,016	779,811
Total credit items	1,340,173	1,229,968
Deductions and charges:		
Receivables, employees and stockholders	9,811	10,427
Furniture and equipment, at cost, less accumulated depreciation	10,044	8,298
Other assets	20,471	20,974
Haircuts and undue concentration on securities owned	119,180	130,536
Total deductions and charges	159,506	170,235
Net capital	$ 1,180,667	$ 1,059,733
Capital requirements:		
Greater of 6-2/3% of aggregate indebtedness or minimum stated net capital for non-clearing firm ($100,000)	$ 100,000	$ 100,000
Net capital in excess of requirements	1,080,667	959,733
	$ 1,180,667	$ 1,059,733
Ratio of aggregate indebtedness to net capital	.03 to 1	.04 to 1

There were no liabilities subordinated to the claim of general creditors at December 31, 2013 and 2012.

COOPER MALONE MCCLAIN, INC.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS WITH THAT OF THE REGISTRANT AS FILED IN PART IIA OF FORM X-17A-5

SCHEDULE 2

December 31, 2013 and 2012

	2013	2012
Aggregate indebtedness:		
Aggregate indebtedness as reported by registrant in Part I IA of Form X-17A-5 as of December 31, 2013 and 2012	$ 37,911	$ 39,280
Aggregate indebtedness as computed on Schedule 1	$ 37,911	$ 39,280
Net capital:		
Net capital as reported by the registrant in Part I IA of Form X-17A-5 as of December 31, 2013 and 20121	$ 1,180,667	$ 1,059,733
Net capital as computed on Schedule 1	$ 1,180,667	$ 1,059,733